As filed with the Securities and Exchange Commission on March 21, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
UNDER
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

INDIGO N.V.
(Name of Subject Company (Issuer))

HEWLETT-PACKARD COMPANY
HEWLETT-PACKARD ERSTE VERMÖGENSVERWALTUNGS- UND BETEILIGUNGSGESELLSCHAFT MBH

(Names of Filing Persons (Offeror))

COMMON SHARES,
PAR VALUE NLG 0.04 PER SHARE
(Title of Class of Securities)

N44495104
(CUSIP Number of Class of Securities)

Ann O. Baskins, Esq.
Charles N. Charnas, Esq.
Ross N. Katchman, Esq.
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry W. Sonsini, Esq.
Aaron J. Alter, Esq.
Steve L. Camahort, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of Filing Fee(2)

$800,155,568	$196,549

(1)
Estimated solely for purposes of calculating the filing fee required by the Securities Exchange Act of 1934, as amended, and computed pursuant to Rules 0-11(d) and 0-11(a)(4) under the Exchange Act based on (i) $7.115, the average of the high and low price per share prices of common shares, par value NLG 0.04 per share, of Indigo N.V., a Dutch corporation, as reported on the Nasdaq National Market on February 8, 2002, and (ii) the maximum number of common shares of Indigo to be tendered in connection with the exchange offer described herein.

(2)	One-fiftieth of 1% of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $196,549	Filing Party: Hewlett-Packard Company
Form or Registration No.: 333-73786	Date Filed: November 20, 2001

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP No. N4449 5 10 4

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hewlett-Packard Company

2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.		SEC Use Only

4.		Source of Funds (See Instructions) WC, 00(1)

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.		Sole Voting Power – 0 –

		8.		Shared Voting Power 118,671,035 Common Shares (2)

	9.		Sole Dispositive Power – 0 –

	10.		Shared Dispositive Power 118,671,035 Common Shares (2)

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 118,671,035 Common Shares

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 83.5%

14.		Type of Reporting Person (See Instructions) CO

(1)
Source of funds for the initial purchase of Indigo N.V. securities reported on the Schedule 13D filed on October 27, 2000 was working capital of Hewlett-Packard Europe B.V. Subject to the terms and conditions of the Offer Agreement, a combination of common stock of Hewlett-Packard Company and contingent value rights of Hewlett-Packard Erste Vermôgensverwaltungs- und Beteiligungsgesellschaft mbH, an indirect subsidiary of Hewlett-Packard Company, will be used to purchase Indigo N.V. common shares pursuant to an exchange offer for all of the outstanding Indigo N.V. common shares not owned by Hewlett-Packard Company or its affiliates.

(2)
Includes 77,041,406 common shares of Indigo N.V. that are subject to the Voting Agreements entered into between Hewlett-Packard Company and certain shareholders of Indigo N.V. (27,728,512 of which Common Shares are also subject to the Tender Agreements and 49,312,894 of which Common Shares are also subject to the Tender and Option Agreement). The remaining 41,629,629 Indigo N.V. common shares, or rights to acquire such shares, are held by Hewlett-Packard Europe B.V. or Hewlett-Packard Company. Hewlett-Packard Company expressly disclaims beneficial ownership of any of the Indigo N.V. common shares covered by the Voting Agreements, the Tender Agreements and/or the Tender and Option Agreement until such time as Hewlett-Packard Company purchases any such shares.

CUSIP No. N4449 5 10 4

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hewlett-Packard Europe B.V.

2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.		SEC Use Only

4.		Source of Funds (See Instructions) WC, 00(1)

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.		Sole Voting Power – 0 –

		8.		Shared Voting Power 41,629,629 Common Shares

	9.		Sole Dispositive Power – 0 –

	10.		Shared Dispositive Power 41,629,629 Common Shares

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 41,629,629 Common Shares

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 29.6%

14.		Type of Reporting Person (See Instructions) CO

(1)	Source of funds for the initial purchase of Indigo N.V. securities reported on the Schedule 13D filed on October 27, 2000 was working capital of Hewlett-Packard Europe B.V.

This Amendment No. 1 to the Tender Offer Statement on Schedule TO is being filed by Hewlett-Packard Company, a Delaware corporation, and Hewlett-Packard Erste Vermôgensverwaltungs- und Beteiligungsgesellschaft mbH, a newly-purchased indirect subsidiary of Hewlett-Packard Company.

This Tender Offer Statement relates to the offer by HP, through Hewlett-Packard Erste Vermôgensverwaltungs- und Beteiligungsgesellschaft mbH, to acquire each issued and outstanding common share, par value NLG 0.04 per share, of Indigo N.V., a corporation organized under the laws of The Netherlands, not already owned by HP or its affiliates. The exchange offer will be made pursuant to an offer agreement, dated as of September 6, 2001, as amended on February 13, 2002, by and between HP and Indigo. At the election of each tendering Indigo shareholder, subject to the allocation mechanism described in the offer agreement, each Indigo common share will be exchanged for either (1) $7.50 in HP common stock, subject to adjustment, or (2) $6.00 in HP common stock, subject to adjustment, and one contingent value right, which is referred to as a CVR. As described in more detail in the offer agreement, each CVR will entitle its holder to a contingent cash payment in 2005 from Hewlett-Packard Erste Vermôgensverwaltungs- und Beteiligungsgesellschaft mbH of up to $4.50 in cash if our consolidated net revenues from the sale or lease of LEP Digital Press Products and Consumables (as such terms are defined in the contingent value rights agreement) reach specified revenue milestones over a three-year period, which will begin after completion of the exchange offer. The amount paid under each CVR increases linearly from $0 to $4.50 as the cumulative revenue increases from $1.0 billion to $1.6 billion during the three-year period. No payment will be made under the CVR if the cumulative revenue is less than or equal to $1.0 billion. No payment in excess of $4.50 will be made under the CVR if the cumulative revenue is greater than $1.6 billion. HP will guarantee the contingent payment obligations of its subsidiary under the CVRs.

The amount of HP common stock to be issued in each case will be determined by dividing $7.50 or $6.00, as the case may be, by the average closing sales price of HP common stock on the New York Stock Exchange during the twenty consecutive trading days ending on the trading day on which the third most recent closing of the U.S. markets prior to the expiration of the exchange offer occurs. The total number of Indigo common shares that may be exchanged for each of the above-described elections is limited, as described in the offer agreement. If either election is oversubscribed, Indigo’s shareholders who have tendered into the exchange offer will be subject to allocation to comply with the ceiling on the number of common shares associated with each election as described in the offer agreement.

The transactions described above are described in more detail in a registration statement on Form S-4 that HP has filed with the Securities and Exchange Commission. The terms and conditions of the exchange offer are set forth in the prospectus which is a part of the registration statement, and the related election form/letter of transmittal, copies of which are incorporated by reference as Exhibits (a)(1)(i) and (a)(1)(ii) hereto. HP, Indigo and Benzion Landa, Indigo’s Chairman and Chief Executive Officer, also have filed a transaction statement on Schedule 13E-3 with the Securities and Exchange Commission.

All of the information in the prospectus and the related election form/letter of transmittal, and any prospectus supplement or other supplement thereto related to the exchange offer hereafter filed with the Securities and Exchange Commission by HP, is hereby incorporated by reference in answer to Items 1 through 11 of this tender offer statement.

ITEM 11.    ADDITIONAL INFORMATION.

Item 11 is hereby amended and supplemented as follows:

On March 20, 2002, HP issued a press release to announce the preliminary exchange ratios in connection with its exchange offer for all of the outstanding common shares of Indigo. The press release is contained in Exhibit (a)(1)(vii) of this Schedule TO and the information set forth in the press release is incorporated herein by reference.

Item 12.    Exhibits.

Item 12 is hereby amended and supplemented by adding thereto the following:

Exhibit Number	Description

(a)(1)(vii)	Press Release issued by Hewlett-Packard Company on March 20, 2002.(1)

(a)(5)(ii)	Press Release issued by Hewlett-Packard Company on February 21, 2002.(2)

(d)(xvii)
Amendment to Shareholders’ Agreement, dated February 26, 2002, by and among Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd., Visionvest Corporation N.V., Walthroup Corporation N.V., S-C Indigo CV, Hewlett-Packard Europe B.V., Hewlett-Packard Company and Indigo N.V.

(1)	Incorporated by reference to Hewlett-Packard Company’s Form 425 filed with the Securities and Exchange Commission on March 20, 2002.
(2)	Incorporated by reference to Hewlett-Packard Company’s Form 425 filed with the Securities and Exchange Commission on February 22, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2002

HE	WLETT-PACKARD COMPANY

By	: /s/ CHARLES N. CHARNAS

Na	me: Charles N. Charnas

Tit	le: Assistant Secretary

HE	WLETT-PACKARD ERSTE VERMÖGENSVERWALTUNGS- UND BETEILIGUNGSGESELLSCHAFT MBH
By	: /s/ CHARLES N. CHARNAS

Na	me: Charles N. Charnas

Tit	le: Managing Director

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)
Prospectus, included as part of the Registration Statement on Form S-4 filed by Hewlett-Packard Company with the Securities and Exchange Commission on November 20, 2001, as amended on January 25, 2002 and February 14, 2002.*

(a)(1)(ii)	Form of Election Form/Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients.*

(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Number on Substitute Form W-9.*

(a)(1)(vii)	Press Release issued by Hewlett-Packard Company on March 20, 2002.(1)

(a)(2)	Recommendation Statement on Schedule 14D-9 of Indigo N.V.*

(a)(3)	None, other than this Transaction Statement.

(a)(4)	See Exhibit (a)(1)(i).

(a)(5)(i)	Joint Press Release issued by Hewlett-Packard Company and Indigo N.V. on September 6, 2001.*

(a)(5)(ii)	Press Release issued by Hewlett-Packard Company on February 21, 2002.(2)

(b)	None.

(c)(i)	Consent of Gleacher & Co. LLC to the use of its opinion dated September 6, 2001, to the Combined Board of Indigo N.V. in the prospectus.*

(c)(ii)	Opinion of Gleacher & Co. LLC dated September 6, 2001.*

(c)(iii)	Materials presented by Gleacher & Co. LLC to the Combined Board of Indigo on September 5, 2001.*

(c)(iv)	A preliminary draft of the presentation by Gleacher & Co. LLC to the Combined Board of Indigo N.V. on September 5, 2001.*

(c)(v)	A preliminary exhibit delivered by Gleacher & Co. LLC to the Combined Board of Indigo N.V. on July 25, 2001.*

(d)(i)	Offer Agreement, dated as of September 6, 2001, amended as of February 13, 2002, by and between Hewlett-Packard Company and Indigo N.V.*

(d)(ii)	Form of CVR Agreement, by and between Hewlett-Packard Erste Vermôgensverwaltungs- und Beteiligungsgesellschaft mbH and J.P. Morgan Trust Company, National Association.*

(d)(iii)	Form of Corporate Guaranty by Hewlett-Packard Company.*

(d)(iv)
Tender and Option Agreement, dated as of September 6, 2001, by and among Hewlett-Packard Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd. and Deering Corporation N.V.*

(d)(v)	Tender and Option Agreement, dated as of November 7, 2001, by and between Hewlett-Packard Company and Oscar & Zlata Foundation.*

(d)(vi)	Tender Agreement, dated as of September 6, 2001, by and between Hewlett-Packard Company and S-C Indigo N.V.*

(d)(vii)	Form of Tender Agreement by and between Hewlett-Packard Company and certain officers and directors of Indigo N.V.*

(d)(viii)	Voting Agreement, dated as of November 7, 2001, by and between Hewlett-Packard Company and Oscar & Zlata Foundation.*

Exhibit Number	Description

(d)(ix)	Voting Agreement and Irrevocable Proxy, dated as of September 6, 2001, by and between Hewlett-Packard Company and S-C Indigo CV.*

(d)(x)
Form of Voting Agreement and Irrevocable Proxy by and among Hewlett-Packard Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd., Deering Corporation and certain officers and directors of Indigo N.V.*

(d)(xi)
Form of Affiliate Agreement by and among Hewlett-Packard Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd. and Deering Corporation.*

(d)(xii)	Stock Purchase Agreement, dated September 13, 2000, by and between Hewlett-Packard Europe B.V. and Indigo N.V.*

(d)(xiii)	Performance Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard Europe B.V.*

(d)(xiv)	Registration Rights Agreement, dated as of October 17, 2000, by and between Hewlett-Packard Europe B.V. and Indigo N.V.*

(d)(xv)
Shareholders’ Agreement, dated September 13, 2000, by and among Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd., Visionvest Corporation N.V., Walthroup Corporation N.V., S-C Indigo CV, Hewlett-Packard Europe B.V., Hewlett-Packard Company and Indigo N.V.*

(d)(xvi)	Acquisition Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard Europe B.V.*

(d)(xvii)
Amendment to Shareholders’ Agreement, dated February 26, 2002, by and among Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd., Visionvest Corporation N.V., Walthroup Corporation N.V., S-C Indigo CV, Hewlett-Packard Europe B.V., Hewlett-Packard Company and Indigo N.V.

(f)	None.

(g)	None.

(h)	Opinion of Wilson Sonsini Goodrich & Rosati regarding material federal income tax consequences of the offer.*

*	Previously Filed.
(1)	Incorporated by reference to Hewlett-Packard Company’s Form 425 filed with the Securities and Exchange Commission on March 20, 2002.
(2)	Incorporated by reference to Hewlett-Packard Company’s Form 425 filed with the Securities and Exchange Commission on February 22, 2002.